Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pacific Premier Bancorp, Inc.

Commission File No.: 000-22193

This filing relates to the proposed transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) pursuant to the Agreement and Plan of Merger, dated as of April 23, 2025, by and among Columbia, Pacific Premier and Balboa Merger Sub, Inc.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

C O R P O R A T E P A R T I C I P A N T S

Clint Stein Columbia Banking System Inc - President, Chief Executive Officer, Director

Ronald Farnsworth Columbia Banking System Inc - Chief Financial Officer & Executive Vice President

Torran Nixon Columbia Banking System Inc - Senior Executive Vice President, President of Commercial Banking - Umpqua Bank

Christopher Merrywell Columbia Banking System Inc - Senior Executive Vice President and President of Consumer Banking - Umpqua Bank

Frank Namdar Columbia Banking System Inc - Executive Vice President, Chief Credit Officer

Steven Gardner Pacific Premier Bancorp Inc - Chairman of the Board, President, Chief Executive Officer; Chief Executive Officer, Director of the Bank

Jacque Boland Columbia Banking System Inc - Investor Relations Director

C O N F E R E N C E C A L L P A R T I C I P A N T S

Chris McGrady

David Feaster Raymond James - Analyst

Matthew Clark Piper Sandler & Co - Analyst

Timur Braziler Wells Fargo - Analyst

Jon Arfstrom RBC Capital Markets - Analyst

Jared Shaw Barclays Capital Inc - Analyst

Jeffrey Rulis DA Davidson & Co - Analyst

Anthony Elian JPMorgan Chase & Co - Analyst

Andrew Terrell Stephens Inc - Analyst

Nicholas Holowko UBS - Analyst

P R E S E N T A T I O N

Operator

Good day, and thank you for standing by. Welcome to the Columbia Banking System first-quarter 2025 earnings and Pacific Premier Bancorp acquisition announcement conference call. (Operator Instructions) Please be advised that today’s conference is being recorded.

At this time, I’d like to introduce Clint Stein, President and CEO of Columbia, to begin the conference call. Please go ahead.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Thank you, Dillam. Good afternoon, everyone. Thank you for joining us as we review Columbia’s first-quarter results in the announced acquisition of Pacific Premier Bancorp. The news releases and corresponding presentations are available on our website at columbiabankingsystem.com.

During today’s call, we will make forward-looking statements, which are subject to risk and uncertainties and are intended to be covered by the Safe Harbor provisions of Federal Securities Law. For a list of factors that may cause actual results to differ materially from expectations, please refer to the disclosures contained within our SEC filings.

We will also reference non-GAAP financial measures, and I encourage you to review the non-GAAP reconciliations provided in our earnings [releases]. I want to thank each of you again for joining us on short notice. I’m eager to get to our discussion of Pacific Premier, an acquisition which I’m excited to talk about, but we also have another solid quarter of results to share with you.

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Our consistent, reputable performance in 2024 carried through to the first quarter of 2025. Our results reflect our disciplined focus on relationship banking as our teams work toward long-term, balanced growth in deposits, loans, and core fee income. Our net interest margin contracted modestly as anticipated in the first quarter, given customer cash usage in December that carried through into January.

But the positive effects of our retail and small business deposit campaigns, as well as growing commercial balances, offset these impacts, defying seasonal norms with $440 million in net customer deposit growth for the quarter.

Loan origination volume was up 17% from the first quarter of 2024, as momentum from the fourth quarter carried through into the new year. Our banking teams continue to win new business with new and existing customers. However, total loan balances were relatively flat as of quarter end due to higher prepayment and payoff activity. Period end totals were also muted by our continued focus on pushing the transactional real estate loans discussed in previous quarters off our balance sheet.

Beyond the non-recurring items that impacted our expenses in the first quarter, Columbia maintained its disciplined cost culture, while continuing to reinvest in our growing franchise. We opened our first retail branch in Colorado in March in support of the banking teams that have already been offering our full suite of products and services in the market since 2022. We’ll continue to fine tune our branch footprint and expand in geographies where we see opportunities.

On that point, today, we announced our partnership with Pacific Premier. With this acquisition, Columbia will become a $70 billion in assets franchise and pick up a complimentary set of products and services to support our growing customer base. Our eight-state Western footprint remains intact, but as Pacific Premier’s footprint is heavily weighted in Southern California, we accelerated our strategic goals in this market by a decade or more.

I’m not going to take you through a page turn presentation of the deal deck, but I will reference certain key slides during my remarks. Slide 4 in the deck highlights the highly complimentary footprints of Columbia and Pacific Premier. I’ve previously discussed Columbia’s expansion plans in Arizona, Colorado, Utah, and Southern California. As de novo branching strategy accomplishes our coverage goals in the first three states. But Southern California is different.

There are 13 million people in the Los Angeles market alone, which is more than Washington and Oregon combined. And there are over 20 million people in the broader Southern California market. Pacific Premier’s Southern California footprint fills in our Western reach from Canada to Mexico, and it enhances our presence in other growth markets like Las Vegas and Phoenix. Its acquisition provides the physical footprint to support our Southern California banking teams who have done a phenomenal job with limited infrastructure.

It also provides expanded capabilities to the PPBI team through broader product offerings and the benefits of a much larger balance sheet. Columbia’s deposit market share position in Southern California moves from 51st to number 10 on a pro forma basis, as outlined on slide 8.

Ron will cover the numbers behind this financially attractive acquisition in greater detail. But as part of the all-stock transaction, Pacific Premier shareholders will receive a fixed exchange ratio of 0.915 of share of Columbia stock for each Pacific Premier share.

Following the deals closing, Pacific Premier shareholders will own 30% of the combined company, and Columbia shareholders will own 70%. Notably, we expect the transaction to have minimal impact on Columbia’s capital ratios, and we do not need to raise additional capital to support the [deal].

Columbia’s executive leadership team remains intact, and three Pacific Premier directors will join Columbia’s Board, including Steve Gardner, Pacific Premier’s Chairman and CEO. The combined organization will operate under the unified brand of Columbia Bank, as Umpqua Bank will change its name to Columbia Bank, later this year. Columbia Bank name aligns with our holding company name and other brands the bank operates today, simplifying our family of brands and ensuring brand clarity as we deepen our presence throughout the West.

Beyond double-digit ETS accretion and a short earn-back period, this transaction represents a strategically compelling partnership as slide 5 outlines. Columbia and Pacific Premier are like-minded business banks that share a relationship-based operating philosophy. The banks have nearly identical low-cost deposit compositions, including a top quartile percentage of non-interest-bearing deposits.

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Pacific Premier’s products and service offerings are additive to Columbia’s as we strive toward a larger contribution of fee income to our revenue stream. Pacific Premier’s custodial trust business complements our existing wealth management platform, adding new capabilities and revenue enhancing opportunities. We’ll also add Pacific Premier’s attractive HOA banking, escrow and 1031 exchange businesses, driving additional fee income and adding low-cost core deposits as detailed on slide 10.

Institution risk for this transaction is low. It is predominantly an expansion in existing markets with limited overlap, and we expect very little disruption to depositors, borrowers, and our banking teams. Companies have similar credit cultures founded on conservative underwriting, robust review processes, and relationship-centric banking. Our thorough due diligence process confirms significant alignment in our credit approach, go-to-market strategy, operating philosophies, and cultures.

In addition, both companies have significant acquisition experience and integration talent, so we expect a smooth combination in every respect.

I wanted to take a moment to address heightened macro uncertainty and the recent market volatility. Columbia’s consistent approach to banking is a key contributor to our success through business and credit cycles. Our conservative and disciplined approach to building a diversified and granular balance sheet, anchored by enduring customer relationships has historically allowed us to thrive during volatile periods.

Our company has grown stronger as we have gained scale, talent, and process improvement through the mergers and acquisitions that have shaped Columbia over the years. Through it all, we have maintained our culture, supporting our growing customer base, maintaining our strong credit profile, and building a superior core deposit franchise.

I want to thank our associates for their hard work in delivering another solid quarter of operational results. Their accomplishments contribute to my enthusiasm for our future. Our pending acquisition of Pacific Premier accelerates the organic opportunities in front of us, as we continue to grow our customer base throughout our eight-state western footprint. Together, we continue to strive toward consistent repeatable top quartile performance in support of long-term shareholder value.

I’ll now turn the call over to Ron.

Ronald Farnsworth - Columbia Banking System Inc - Chief Financial Officer & Executive Vice President

Okay. Thank you, Clint. I’ll begin with a review of the first quarter’s results.

We reported first quarter EPS of $0.41 per share and operating EPS of $0.67, which includes a previously disclosed legal settlement of $55 million, $15 million in severance expense, and other fair value and hedging items detailed in our non-GAAP disclosures, which I encourage you to review.

Our operating return on tangible equity was 15%, while operating PPNR was $212 million. As Clint noted, our bankers’ activity helped offset typical seasonal deposit contraction, as customer cash usage in December carried through in January.

Balance generation from our small business and retail campaign and other growth and commercial deposits drove $440 million in customer deposit growth during the first quarter. Growth and relationship-based accounts enabled us to repay $590 million of wholesale funding, inclusive of broker deposits. And the favorable mixed chip benefited our net interest margin later in the quarter.

As we discussed on last quarter’s seasonal deposit flows led to 4 basis points of NIM contraction to 3.60% in the first quarter. Full salary payments were largely executed in March. Our provision for credit loss was $27 million to the quarter, and our overall allowance for credit losses remains robust at 1.17% of total loans, or 1.32% when including the remaining credit discount.

Non-interest income with $66 million for the quarter, with the change from Q4 mostly related to fair value swings given interest rate changes. On page 16 of our earnings release, we detailed the non-operating fair value changes. Excluding those items, our operating non-interest income of $56.9 million for Q1 was up $2 million as last quarter’s loss on sale of loans did not repeat.

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Total GAAP expense for the quarter was $340 million, while operating expenses were $270 million, with the variance detailed on page 16 of the earnings release. Seasonally higher payroll taxes and an elevated legal expense, separate from the legal settlement, drove the $7 million increase from the prior quarter. Before taking today’s merger announcement into consideration, we continue to expect our operating expense, excluding CDI amortization, to be in the $1 billion to $1.01 billion range for 2025.

And lastly, our tax rate was impacted by nondescriptable expenses during the quarter. We expected to remain in the mid 25% range on an operating basis for the remainder of 2025.

Turning now to the proposed transaction with Pacific Premier. Slides 21 and 22 in the deal deck detail a diversified pro forma loan portfolio and the similar deposit profiles Clint discussed. Slide 18 lays out key deal related financial assumptions. We begin with consensus estimates for Columbia and Pacific Premier and we expect to realize approximately $127 million in pre-tax cost savings, which represents 30% of Pacific Premier’s non-expense base. We expect 75% of savings to be phased in during 2026 and 100% thereafter.

As Clint outlined, we expect to realize revenue synergies given opportunities across our combined customer base, though none are included in our announced financial projections. We expect onetime after-tax deal-related costs of $146 million.

Fair value and interest rate marks, which will be created over the remaining life of the assets, include rate related write downs of $449 million on Pacific Premier’s gross loan portfolio, $327 million on health and maturity securities, and $91 million related to available for sale securities. We also anticipated $25 million reversal of existing marks on Pacific Premier’s acquired loans, a $12 million write up to fixed assets and an $11 million write-up of time deposits which will be amortized over approximately one year.

The $96 million credit mark, is equivalent to 0.8% of Pacific Premier’s gross loan portfolio, is allocated 50% to purchase credit deteriorated, or PCD loans, and 50% to non-PCD loans. As with interest rate marks, the non-PCD mark will create into interest income over the remaining life of the loans. We expect to realize an initial provision expense of $48 million on non-PCD loans immediately following the transactions closing. The core deposit intangible is estimated at 3.3% of Pacific Premier’s core deposits and it will be amortized over 10 years using a sum of the year’s digits calculation.

Lastly, Pacific Premier intends to call its outstanding subordinated debt prior to the transaction closing. These assumptions drive our expectations for 14% EPS accretion in 2026 and 15% in 2027, based on consensus estimates. We project 7.6% of tangible book value dilution and a three-year earn-back period. Please refer to the Appendix for reconciliation of the metrics I just discussed.

Slides 14 and 15 outline the significant value creation and applied equity value upside this transaction offers. Given Pacific Premier’s excess capital position, we expect limited impact to our capital ratios at closing. And as Clint noted, we will not need to raise additional capital.

I will now turn the call back over to Clint.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Hey, thanks, Ron. As you’ve heard me say many times before, The criteria Columbia considers in any transaction are that it makes financial sense for our shareholders, is complementary or additive to our business model, and it needs to be culturally compatible.

Our partnership with Pacific Premier is consistent with all of those criteria. Our focus remains on optimizing our financial performance to drive long-term shareholder value. Our capital position continues to build, and our regulatory ratios are expanding in line with our expectations. OurCET1 and total capital ratios were 10.6% and 12.8% at quarter end, well above our long-term targets.

Our operational performance continues to demonstrate our ability to organically generate capital, well above what is required to support prudent organic growth and our regular dividend. We expect our acquisition of Pacific Premier to enhance our capital generation capabilities and drive additional flexibility for future return to shareholders.

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This concludes our prepared comments. Chris, Tori, Ron, Frank, and I are happy to take your questions on our first quarter results. And Steve Gardner is with us for acquisition related questions.

Dillam, please open the call for Q&A.

Q U E S T I O N S A N D A N S W E R S

Operator

(Operator Instructions) Chris McGrady, KBW.

Chris McGrady

Oh, great. Good afternoon. Clint, I got an opening question for you. You’re roughly two years removed from the close of the Umpqua deal. I guess I’m interested in what experience you can bring from that deal to this deal. I know you talked about this being a little bit of a market extension, but maybe the upside potential and then maybe the risk that you’re wondering?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Yeah, hi Chris. We have a slide in the deal deck that highlights our M&A experience, and when I say ours, specifically, Steve’s M&A experience and my M&A experience, but also that of our teams and since 2010 each organization is done 10 - individually done 10 acquisitions. And so with each one of those, you learn something and you have a playbook.

What’s unusual here is to have a counterparty that is as seasoned or more seasoned than what we are. And so when you look at that track record, it gives you a lot of confidence in your ability to adapt to whatever comes at you that’s a surprise, because there’s always something. But more specific to the merger integration that we wrapped up, I started talking last summer that the integration aspects, the social aspects of the Columbia-Umpqua integration, were largely behind us. And conventional thinking is it’s a two-year process for that to happen.

So I feel like we accomplished it about six months ahead of time. You look at the consistent operating performance that we drove throughout ‘24, carried that into the first quarter here of ‘25. And so everything that we’ve experienced and what we’ve been communicating over the past several quarters is that we’re in a business-as-usual operating mode. That the integration was fully behind us. And it was a much heavier lift .

Because if you think about every single individual, in both companies was impacted by the Columbia-Umpqua merger. Here, there’s still an impact, but it doesn’t impact and distract or have the potential to distract every single person doing every single job in both companies.

So I don’t want to make light of any integration that’s challenging. But also, Steve and I have spent a lot of time talking about and speaking with key members of his team, about how to make sure that we execute flawlessly on this. And we have a great plan. So I’m just very confident in our ability to do this and I think the environment is also conducive to doing that as well.

Chris McGrady

Great. Thanks for that. And then I guess my follow up would be a little bit of a regulatory angle, right? Are you 70 - or you’re 70 [to pro forma]. You’re going to be - I guess two-part question is there any expenses either gross or net that you’re allocating to preparing for a $100 billion?

And then secondarily, what’s the CRE concentration going to be pro forma? I know that’s a bigger issue once you get closer to $100 billion, and Steve was right around $300 billion? I’m interested in that kind of pro forma. Thanks.

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Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Yeah. So we have a roadmap in terms of preparing - as we skate towards $100 billion. And that roadmap was put in place, really, as we cross $50 billion. And it doesn’t mean that we’ve significantly ramped up expense or that we’ll need to significantly ramp up at $70 billion. So there’s not like an expense cliff that comes with this.

But what it does mean is that we have to start skating to where the puck’s going because there’s no phase in period for the regulatory aspect of crossing $100 billion. At $70 billion, my argument would be we’re only 70% of the way there. But I do think that we’ll accelerate some of the components on our roadmap, but it’s nothing that will be a meaningful adjustment to your expense models or anything like that at this point in time.

And then we just have to wait and see. There’s a lot of moving pieces right now in the regulatory framework. And $100 billion used to be $250 billion. And I don’t know if that happens again, but I think that there’s just - we’re in pretty consistent conversations and in constant contact with our regulators at the regional office, as well as nationally. And so I think that in the time period that we’re going through waiting to close this, thresholds could be different. But we’re not counting on that, just so you know.

Chris McGrady

Great, and then the performance theory, if you, have it? Thank you.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Oh yeah, I think it’s $330 billion, $325 billion. And if you take out the multifamily, which both companies’ multifamily books are pretty much the same, workforce housing, rock solid credit, I think that then that number drops down to $168 billion or somewhere in that level.

Chris McGrady

Okay. Thank you.

Operator

David Feaster, Raymond James.

David Feaster - Raymond James - Analyst

Hi, good afternoon, everybody. David. Obviously, this is a very complimentary deal. It brings some nice fee income lines, which you alluded to, some new lending verticals, expands into some markets that you were already going to. You touched on a few of those things that Pacific Premier brings. I was hoping you could elaborate maybe on where you see the most opportunity to add value, utilizing some of their core competencies across the combined franchise or leveraging Columbia’s expertise across their footprint.

Just kind of curious where you see, where are you most excited about?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

I’ll start, and then see if Chris and Tory want to actually give you more details. The thing that excites me the most, and I said it in my prepared remarks, this accelerates what we had hoped to be able to achieve in Southern California, in particular, by over a decade. And that’s just not something we’re saying just because it’s impactful. But it’s been about a year and a half that we’ve been trying to solve for how we get more infrastructure for the bankers that we already have in that market. And I said in my comments that they’ve done a phenomenal job.

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They have with very little, very, very limited infrastructure south of the Great Line. And so for 18 months of work and trying to find the right places and figure out where our existing customers are, and good prospective customers, we identified less than a half a dozen sites at that point in time. And so if you just roll that forward and think about how you get and build a footprint that’s not only the sheer number of locations, but the size and scale of what Steve and his team have built and that market, it’s easily a 10-year push to do that.

And then when you combine that with some of their businesses that - where they’re just ahead of us in things you know, HOA banking is one area that Chris and some of his team have been trying to unlock the secret sauce to that. And, of course, you know Steve and half from your team, a very robust platform there and there’s other things.

And then also we think about some of the things that we’re doing on the small business side, that have been impactful on our current operations over the past five quarters, and how we can leverage that and have that as an accelerator of growth. So I’ve kind of given you the appetizer.

Now, I’m going to step back and let Tory and Chris serve up the main course on what the specifics are.

Torran Nixon - Columbia Banking System Inc - Senior Executive Vice President, President of Commercial Banking - Umpqua Bank

Yeah, thanks, Clint. Sorry, I’ll jump in real quick. I’ve been honestly salivating over the Southern California market for a decade and just the sheer number of companies of all sizes, the density of it. It’s just such a wonderful market to be able to be a part of and to be able to grow into. We will immediately get brand awareness and strength and just share in the market, which is just going to support both of us as we kind of come together to grow.

I mean, specifically, you think about some of the product capabilities that we combined will be able to expand. You’ve got the leasing business, I think a little different offering on the commercial card front. You’ve got international banking front, just a little bit different as we come together. You’ve got the growth from the scale of our balance sheet.

So similar to Umpqua and Columbia coming together, we’ve got the capability to grow with those customers as they grow. We’re not going to pass on $20 million, $30 million deals as companies grow and need that from a lending standpoint. So we’ve got the capabilities to serve the customers as they grow, so we grow with them. And so I think those things combine with inheriting a great group of bankers at Pacific Premier, I think it’s just going to be a wonderful opportunity for us.

Christopher Merrywell - Columbia Banking System Inc - Senior Executive Vice President and President of Consumer Banking - Umpqua Bank

Yeah, David, this is Chris. The acceleration of the HOA program is a - that’s a huge one, light years ahead of where we are today. The complementary nature of the custodial trust business and being able to look at how our fiduciary business there and the investment aspects that we put into that as well. And we’ve been expanding into the market down there and this just accelerates that.

Clint started touching on retail small business. I think what we’ve shown in the last four campaigns of what we can do with our approach to the market, really looking forward to the opportunity of getting in there, training up the team, and the relationship strategy and then seeing what we can do when we turn that loose. We’ve talked about the market and the potential. I think there’s a lot of opportunity there. And then we’ll be full service and we’ll bring the mortgage business as well.

David Feaster - Raymond James - Analyst

And Columbia, you guys have had that slide in your deck talking about longer term balance sheet optimization opportunities. Obviously, we’re going to have the Pacific Premier balance sheet marked. Are you considering any asset sales or optimization efforts to help improve profitability and maybe accelerate that optimization that you’ve already identified? Or is that just some conservatism in these numbers and optionality that you guys have? I don’t think that’s in those numbers.

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Torran Nixon - Columbia Banking System Inc - Senior Executive Vice President, President of Commercial Banking - Umpqua Bank

No, no, it’s not. But David, as usual, you’ve zeroed in on some of the key aspects of - it provides flexibility. Not only does it act as a balance sheet restructure on the Pac Premier balance sheet, but then gets created back through earnings as opposed to being a hard-coded loss, but it also creates flexibility for us to do some of the things that we’ve been talking about for the past year or 15 months on optimizing our balance sheet. And just the expanded earnings capability of a pro forma company also gives us the potential to look at things a little bit differently in that regard.

And as we’ve mentioned, the deal doesn’t require any additional capital. And we’ve already been growing capital fairly substantially over the last two years and that growth should accelerate as well.

David Feaster - Raymond James - Analyst

Okay, that’s great. And then maybe just last one for me, a higher level one. We’ve got an extremely volatile backdrop today. You got the trade wars and all that going on. Just kind of a high-level question for you, Clint, is how do you get comfortable underwriting credit today? I mean, the good news is I’ve always looked at Pacific Premier as a very low risk balance sheet, very conservatively underwritten. Obviously, there’s a healthy credit mark here too through the marks I’m just curious, how did you get comfortable around the credit side of this deal?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Frank could hardly wait to unmute his mic. He’s sitting next to me. And so what I’ll start with is by saying, I think you hit the nail on the head that Steve and his team have demonstrated a long-demonstrated track record of superb credit performance. And that was something that we dug very, very deeply into. And because Frank likes to be bored and he likes to sleep well at night and he’s also very conservative and has a strong track record in credit and performance, so I don’t want to steal his thunder.

So I’ll go on mute here and let Frank give you some details in terms of the extent of diligence that we conducted.

Frank Namdar - Columbia Banking System Inc - Executive Vice President, Chief Credit Officer

Thanks, Clint. I mean, there’s no thunder to be stolen here. I was really excited to see the results of the diligence that we conducted. We looked at over 61% of their loans and was pleased to find out --I mean, they really had a really similar underwriting and credit philosophy to us here. Their policies were very much aligned with ours. Their application of credit policy was very close to how we apply our credit policy.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

And probably the most important thing in underwriting through any credit cycle and the ability to continue to underwrite through any credit cycle, is to have a leverage averse credit culture within the portfolio and underwriting. And it’s not P&Ls that get companies through credit cycles. It’s the strength of the balance sheet. And time after time, we saw within the credits evaluated a low leverage posturing of these companies, similar to ours.

So it gave me great comfort to see all of that and not a lot of existing issues within the portfolio either. So clearly both companies stay ahead of credit problems by staying close to their customer base. And that’s really the best way to do it, is to stay in close contact with them.

And I noticed a very active portfolio management and monitoring philosophy similar to ours. So I don’t see any surprises with Pac Premier’s portfolio, nor do I without. I think both companies are very much on top of their portfolios and that will enable us to win through any cycle.

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David Feaster - Raymond James - Analyst

That’s great. Thanks everybody for all the color. Congrats on the deals.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Thanks, David.

Operator

Matthew Clark, Piper Sandler.

Matthew Clark - Piper Sandler & Co - Analyst

Hey, good afternoon, everyone. This is first question around your financial targets on a pro forma basis and maybe the lessons learned from the Umpqua deal. I know this is only about a 30-year size relative to UMQA is a lot larger. But anything you know you might do differently this time around to ensure that you get these targets because you know they look really strong.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Well, we start with all of your estimates, not yours specifically, but consensus estimates. And so I guess, you know, as we look at the environment changes we had what, 550 basis points of rate increases from when we announced the Umpqua-Columbia merger.

Hopefully, we - one, I expect that we won’t have a 17-month waiting period. And two, I would hope that we wouldn’t see that kind of rate volatility. But I guess that’s the thing that I want to make sure people are aware of is that consensus estimates have come down. I mean, you know, for the industry. And so when we build these models and everybody does it, they use consensus estimates. And so there’s always going to be some variability.

In a stable environment, our forecasts are probably not terribly different, maybe a little better, maybe a little worse from period to period than what consensus is. But there was a whole seismic shift in the operating or the rate environment. And that’s what really, I think, led to the differences.

So even despite the volatility in the markets right now, what we’re seeing from customers, if you don’t watch the news and you’re not on social media, life’s still pretty good. So we’re not seeing any type of major pullback that’s causing us to rethink what our current forecasts are. I know our advisors went through our forecasts, and I’m pretty certain that Steve’s advisors went through his forecast and our forecasts and we feel we feel pretty good about that we’re going to execute and deliver top-tier performance.

Now, as the market moves maybe those ratios move around just because that’s how it works. But on a relative basis, I think this is going to make a lot of money for a lot of people.

Matthew Clark - Piper Sandler & Co - Analyst

That’s great. And then how about the buyback? I know we were kind of warming up to one sometime this year. Does this deal put that on pause? I mean, PPBI has a ton of excess capital. You use all that capital to do with the marks, given that your capital kind of on a pro forma basis isn’t going to change materially, would you still consider a buyback this year?

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

So what I said during our first-quarter conversations was that I was pretty confident that there would be capital actions during 2025. And I consider M&A a capital action. So without this, yeah, it would have been extremely likely that we would have started initiating a buyback.

Right now, our biggest focus is get the deal closed, see where the capital ratios are, and then from there, relative to our long-term targets, make an assessment on a buyback. So I guess short answer is, yeah. It probably does push it out. It’s probably not a ‘25 event.

But there’s still some variables in terms of, is this a year-end close, or is it a sooner than that type of close. And then where do the final ratios shake out? Right now, we expect a modest decline of 20, 30 basis points from our current level. And our current levels are modestly above where ourlong-term targets are.

So we still would expect that we’d be above those targets. But I’d hate to go initiate a $300 million or $400 million buyback and then find out that rates move around and we needed to go out and raise $200 million of capital and do it with our shareholders. That wouldn’t do us any good.

Matthew Clark - Piper Sandler & Co - Analyst

Yeah, fair enough. And then my last question, just around any potential divestitures on PBBI’s balance sheet. I know Steve has scrubbed that portfolio quite a bit over the years. But is there anything within there, maybe franchise lending or maybe even multifamily you might want to de-emphasize, or do you feel good about the whole portfolio?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

We feel pretty good. I mean, Steve and team have done a good job at the emphasizing some of the things. You know, I think that’s the other the other piece of it is, we’ve talked about that we’ve run our company and we’ve built our company to perform through cycles and you know, and we’ve been waiting for a recession for many years. I don’t consider 2020 a recession because of all the stimulus that was pushed into the system.

And I think Steve also kind of built a fortress balance sheet and a tremendous amount of capital in anticipation of some form of economic slowdown.

And as part of that, it wasn’t just building capital, but it was also kind of pulling back from different areas of their portfolio.

So it’s super clean, yeah, on the multifamily side, could, we could reduce CRE exposures by selling some of those that are marked, but they’re going to be at current market rates through purchase accounting. And there’s absolutely zero credit concerns on those. So I don’t know that we would necessarily do that. There are some things in the bond portfolio that I think we’re looking at that could provide some opportunities for us. And then like I said, I think on one of my earlier responses is I think this gives us some flexibility with our existing balance sheet to maybe look at some things.

Matthew Clark - Piper Sandler & Co - Analyst

Great, thank you.

Operator

Timur Braziler, Wells Fargo.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

Timur Braziler - Wells Fargo - Analyst

Hi, good afternoon. I’m wondering how long the courting - how long was the courting process for this transaction? And it’s pretty impressive to get a deal announced in the midst of some of this volatility in the broader market. I’m just wondering, more recently, did you have to update any deal terms, considerations, marks? Did you have to recalibrate any parts of the transaction, just given some of the market turbulence here today?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

We’ll have all of that in the S4. But what I’ll give you is that Steve and I started getting to know each other a couple years ago. And just trying to assess, my mindset at that time, was executing on the task at hand, which was the integration of Columbia and Umpqua.

And I think if you ask Steve, and you can, because he’s here in the room as a reminder, his thought process was probably around seeing if we could execute on the task at hand. And once we both were at a point of where I said, yeah, we’ve executed, and he was able to witness it from an external viewpoint, then we started talking about possibility and when timing might be right. And I would say as a kind of a full-on approach and endeavor really started at the first of the year. So here we are in the fourth month.

But I’ll lean back into both of our experience in M&A. I think both teams and boards we’re able to see through the short-term market noise and volatility and really focus on where the long-term shareholder value could be created. And so I think we ended up remarkably close to where we originally started. Yeah, it was a wild ride with some of the market swings.

Timur Braziler - Wells Fargo - Analyst

(multiple speakers)

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Sure, go ahead, Steve.

Steven Gardner - Pacific Premier Bancorp Inc - Chairman of the Board, President, Chief Executive Officer; Chief Executive Officer, Director of the Bank

Sure. It was a very disciplined process. And I think importantly here that as 100% stock deal, this is a reinvestment opportunity for Pacific Premier shareholders and an extremely attractive one, because we firmly believe the upside here is significant.

And so when you get two companies that have very similar cultures, operational areas, it really - it makes for a relatively low risk, low execution risk in our minds. And so, there was certainly a lot of volatility, both in the equity markets, also the debt markets, and that had an impact. But given that we had a long-term view here, and this is a reinvestment, we thought the process throughout was very collaborative and really pleased where we ended up.

Timur Braziler - Wells Fargo - Analyst

Okay, great. And obviously, a very different transaction from Umpqua-Columbia deal, but that took longer than expected. Here, you guys are expecting to close this in the second half of this year. I guess, just can you privy us to some of the conversations that maybe have been had with regulators in framing that closing timeframe?

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Yeah, there’s a body of evidence that continues to build on deals getting approved quicker and for banks either our size or to create banks that are our size. And so that gives us a lot of optimism.

And the other thing is that we had fairly robust pre-flight conversations with the regulators, both at the regional office level, as well as in DC. And I’ll say, I left those meetings, very encouraged that it would be a much more efficient and more transparent process than what we went through last time.

And the other aspect of it is we don’t expect a DOJ review. And the DOJ review cost us 11 months with be an Umpqua one. That right there is, I think, another data point that leads us to believe that getting this as close as a 2025 event is very likely.

Timur Braziler - Wells Fargo - Analyst

Okay, just last for me, maybe for Frank. Just looking at the credit mark, it looks well below PBBI’s allowance level. Can you just talk to kind of the methodology in coming up with that 80-basis point mark relative to what looks like almost a 1.5% reserve for PBBI?

Ronald Farnsworth - Columbia Banking System Inc - Chief Financial Officer & Executive Vice President

Yeah, this is Ron. And as Frank mentioned earlier, obviously quite a bit of significant amount of credit diligence and reviewing ACL modeling, economic forecasts, et cetera. Given the weight of the multifamily portfolio, the losses just aren’t there to support a higher level. That’s how we weighted into that 80 basis points. In essence, 55% of the portfolio being multifamily is sitting at just under 60 basis points. And even that’s probably overstated, just given the long-term lack of credit issues expected in that portfolio or seen over the history.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

And that also jived with the due diligence activity as well, looking out three months, six months. That also factored into that number.

Timur Braziler - Wells Fargo - Analyst

Thank you.

Operator

Jon Arfstrom, RBC Capital Markets.

Jon Arfstrom - RBC Capital Markets - Analyst

Hey, Good evening, everyone.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Hey, Jon.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

Jon Arfstrom - RBC Capital Markets - Analyst

Usually, we’d be neck deep in the nuances of your earnings, I guess. But what would you call out in your earnings for the quarter that you think went well and what you need to work on further? I’m just curious to your level of confidence in that 26th Consensus Estimate. I know it’s our estimate, but what are some of the puts and takes to hitting that?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

I think that - the thing that I really looked at is the deposit growth that we had and what we were expecting. As Ron said, guiding into the first quarter, that our seasonality could be up to a $0.5 billion of additional wholesale funding. And to have the growth that we had and still see the seasonal activity, we could still see the patterns that we historically would because I mean, literally by month and by the point in time in the month, it’s bonus payments or tax payments or distributions.

You can see the flows and those flows are still there. So it wasn’t like we didn’t experience the seasonality, but the results of our bankers both on the retail, small business side, but also on the commercial side made a difference for us.

And I think that as we look at and as we’ve said, really, around the margin, which then drives a big portion of earnings, it’s deposit flows that are going to determine our level of performance in that regard. So that’s really encouraging.

From my perspective, I would have liked to have seen some more C&I loan growth, but I’m encouraged by the year-over-year origination activity was up 17%. But unlike in the fourth quarter, where the activities translated into some really strongly annualized growth, first quarter didn’t.

Tory and I and Chris are really watching closely. There’s still a lot of optimism in terms of second quarter, third quarter from our bankers and things they have in their pipelines. But that’s the area where I’m really looking. And of course, we’d always love to have more core fee income.

So I kind of hit the major ones. I’ll look down the table and see if Tory and Chris want to add.

Torran Nixon - Columbia Banking System Inc - Senior Executive Vice President, President of Commercial Banking - Umpqua Bank

This is Tory. I think the only thing I’d add to it is, as Clint talked about, the pipelines are pretty strong. Actually, there’s a lot of momentum. And we had some C&I growth, as Clint talked about, that didn’t book in the first quarter. They kind of got pushed last minute into the second quarter.

But pipelines are strong. They’re up about 10%. So a lot of good momentum. So I like to see that. And I think the fee income side same. And we’ve got some really good pipelines, both loans, deposits, and in core fee income. So I think things are looking pretty good for us going forward.

Jon Arfstrom - RBC Capital Markets - Analyst

Okay, good. Fair enough. And then Clint, may I follow up on Chris McGrady’s question? Just some of the feedback tonight’s been that there’s still more opportunity from the Umpqua merger.

This could be a little bit too early. I know that might be unfair, but I’m curious where you think you’re going to push your people just to make sure you are ready for the merger.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

So the opportunity, the unharvested opportunity from the Umpqua merger is really around process improvement. And we have a get better every day type of mindset, not change for the sake of change, but that do things better, simplify, more efficient. And that work will never be done.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

I would say some of the things that we would have done maybe over a longer time horizon was the expense initiative and reorg that we did in the second quarter of last year. So rather than pacing that out, we did that over a 90-day time period. And so that lift was done.

But really, that’s the - it’s kind of operate our business, make it the best that it can be, and we’re never satisfied. We always think we can do something better. But in terms of having our bankers on their front foot, winning new business, competing in the marketplace, continuing to invest in the growth of our franchise, whether it’s products and services or technology, or our people. We’re doing all of those things.

And so it really is business as usual. So there’s not a laundry list of things that we have to do and that any of those get delayed by this partnership with Pac Premier.

The one other element that’s there is just the balance sheet remix. And that’s just a matter of when rates cooperate or these things hit the maturity, hit the bid and get it done. So that’s not anything that’s a distraction or requiring a heavy lift on the part of any of our team members that would then inhibit our ability to execute on this deal that we’re talking about today.

Steven Gardner - Pacific Premier Bancorp Inc - Chairman of the Board, President, Chief Executive Officer; Chief Executive Officer, Director of the Bank

Hey, John, this is Steve Gardner. You bring up an important point. This was very early on. One of the primary questions that we, as a management team, and aboard at in something that we did a lot of due diligence around was exactly where was the combined entity and were they ready to take this next step. And I can tell you we have a high level of confidence in the organization. Otherwise, we wouldn’t be here today.

Jon Arfstrom - RBC Capital Markets - Analyst

Very helpful and I would just say for the record, I’m happy about the name change. I think that’s smart just to be under one brand. Look forward to it.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Yeah, thanks, Jon.

Operator

Jared Shaw, Barclays.

Jared Shaw - Barclays Capital Inc - Analyst

Hey, good evening. Thanks. Congratulations on the deal. Guess, you know, as we look at the CRE and the work that, Clint, you all have done to bring that concentration level down, should we think that going forward you’re just more comfortable sitting at a higher level of CRE with this combination? Or as sort of time progresses, should we expect to see that come back down to where you are now?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

You’re going to see a similar trend line that you’ve seen over the last couple of years post Columbia-Umpqua merger. You’re going to - if you go back further in time and you look at deals that Columbia did, there was always a downward slope in the CRE ratio, just because the banks that joined us typically had a higher level.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

Steve has a great slide in his IR deck that shows their history of doing the same thing, of walking down those ratios over time. And so I think we’re in alignment. And really what’s got the ratio above 300 is the multifamily book.

We’re not opposed to multifamily. We’ve talked about stability and the quality of the credit. But what I’m not a fan of is transactional multifamily. And that’s where we still have, on our balance sheet today, about $3.7 billion of transactional multifamily. And I think Steve is still working through some on his balance sheet as well.

You move that down and we’ll come through comfortably below 300. So that’s why I say you’re going to see that number come down. Now we’re still going to do relationship-based multifamily for customers where we have a meaningful relationship, but that activity won’t keep pace with the runoff that you’ll see in those other portfolios.

Jared Shaw - Barclays Capital Inc - Analyst

Okay, all right, thanks. Then could you speak a little bit about the cultural integration that you anticipate going forward? And what the alignment looks like with the ways that two banks do business and maybe especially around some of the incentive structures for RMs? Is that similar to what you have at Columbia?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Yeah, I’m excited. I’m excited about some of the components that that Pac Premier has in their incentive structure, because I think it can enhance ours. And not enhance from a standpoint of just pay people more money, but align closer to actual desired outcomes and results. And so I do think there is a value that’s placed on performance and execution at Pac Premier. And those are the same things that we value.

And so from a cultural standpoint, I think there’s really good alignment. One of the things that we did, we gathered our senior leadership teams. What was that? End of February. And we kind of talked through some major components of each operation and each entity.

And one of the things that Steve walked through was a deck on their culture and the words are different, but the principles and the values are identical. And so when you start from a place like that, then I think that the nuanced differences are very minor.

Torran Nixon - Columbia Banking System Inc - Senior Executive Vice President, President of Commercial Banking - Umpqua Bank

This is Tory. I just want to add one piece to this, because I think one of the things that I’m most excited about from a cultural standpoint, is I’ve been doing this business for a long time. And if you think about commercial bankers in particular, you kind of get two camps.

One is somebody who just likes to make loans and that’s it. And the other is somebody who’s really understands full relationship banking and culturally, both companies are completely aligned in the relationship banking aspect of that. That is kind of simple words, but it’s a much more difficult process from a sales standpoint. And the fact that we are both so aligned, I think, is a very, very nice fit and will allow us to grow the combined company much faster and much better than if it wasn’t that way.

Christopher Merrywell - Columbia Banking System Inc - Senior Executive Vice President and President of Consumer Banking - Umpqua Bank

And this is Chris. I’ll add to that, Tory, that when you look at the cost of funds, you can tell a lot about how bankers go to market and very similar to the way that we’ve done it. It’s not leading with rate, it’s leading with value, it’s leading with relationship and that comes through in the total cost of funds that you see on their Pacific Premier’s books.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

Torran Nixon - Columbia Banking System Inc - Senior Executive Vice President, President of Commercial Banking - Umpqua Bank

Yeah, it inspired Chris to sharpen the pencil on deposit pricing when he saw Pac Premier’s cost was lower than ours by a few basis points.

Jared Shaw - Barclays Capital Inc - Analyst

And just finally for me, when you look at LA and Southern California, is this the platform you sort of need to get to where you want to be? Or do you think that there will be additional hiring, or is there an opportunity to take advantage of some of that market disruption from the last few years to grow the team beyond what it will be now?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

I think I can answer that, it’s a little bit of both. So a $70 billion franchise that has coverage from the Canadian border to the Mexican border has the density that we will have in what’s the world’s fifth largest economy, top 10 performance deposit market share, and then our position just broadly in the eight Western states. There’s four of us that are $70 billion to $80 billion, but the way that we go to the market is down the middle of the fairway, commercially oriented bank.

I think that creates a tremendous amount of opportunity. And we’ve seen it even with limited infrastructure in that market. We’ve seen the power of that market. And we’ve seen the power of being a $50 billion bank in that market. So I think it just acts as an accelerant for what we’ve done.

And then you take what the talent and the experience in the market of Steve’s people. And I think that it also kind of supercharges what they’ve been able to do. So I don’t know that - it’s going to be a pretty dynamic company. It’s going to - I mean, it’s tremendous scarcity value and we’re going to be able to drive additional value in that, particularly in Southern California, but also, throughout the eight states that we have.

And then, when we look at what’s been really kind of interesting and even when we were going through the merger and why we’re in the waiting period for the Columbia-Umpqau merger, the level of talent that sought us out, that wanted to come and be a part of what we were going to create and all we had at that point was a promise to create the premier business bank throughout the West. This solidifies that. And I think then, again, we become the employer of choice in all of our markets.

Torran Nixon - Columbia Banking System Inc - Senior Executive Vice President, President of Commercial Banking -Umpqua Bank

This is Tory. I’ll just going to add one other thing here. There is so much disruption in the Southern California market, and we will continue. We’re going to get 40 plus new RMs. They’re going to be great teammates and we’ll just keep looking for talent. And when we find talent that we think is creative to the company and helps take market share and grow, we’re going to bring them into the bank.

We just recently hired a couple of folks in Arizona. I think they’re going to be fantastic for the bank. To Clint’s point, we just keep looking for people that want a really good home to have careers. And I think that’s going to help us even further in Southern California.

Jared Shaw - Barclays Capital Inc - Analyst

Thanks.

Operator

Jeff Rulis, DA Davidson.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

Jeffrey Rulis - DA Davidson & Co - Analyst

Thanks. Good afternoon. Guess checking in on kind of the plan to open more branches. I guess the first part of that question is, is that someone on hold? With this deal, do you see that through? You get too much to juggle or not.

And then maybe the second question, and I know, Clint, you’re fairly conservative and you’re going to take care of one thing before the next, but I guess it begs the question, some of these states in the Rocky Mountain swath. You say you’re accelerating Southern California expansion by 10 years with this transaction. Does that open up the discussion to look for M&A to accelerate the Utah, Colorado, Arizona expansion through M&A? So that’s part two, thanks.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

So, hi, Jeff. It doesn’t put our de novo branch expansion strategy on hold. We have two locations in the Phoenix area right now that are under construction. We have one in LA that I think also is a nice fit with its Steve’s existing footprint and that will move forward.

We just opened Denver last month. We have Colorado Springs coming online. So those things will continue to move forward. And that’s really a different - mostly a different group in a different part of our company that executes on those de novo branch openings. What this does is it allows us to pivot our focus from a de novo strategy in Southern California to the Intermountain States and looking at some opportunities there.

Because again, we see some disruption and we’ve seen what our bankers have been able to achieve with limited infrastructure in those newer markets for us. And as I always say, they’re earning the right for us to reinvest in them and help them grow their franchise. And so I don’t want to give the keys to the strategic roadmap out across the conference call.

But what I will say is your line of questioning aligns with our way of thinking, is that it allows us to pivot those other resources that are not necessarily involved in M&A type stuff towards those newer markets and figure out some opportunities there to capitalize on what we’re already seeing.

Jeffrey Rulis - DA Davidson & Co - Analyst

Okay, thanks, Clint.

Operator

Anthony Elian, JPMorgan.

Anthony Elian - JPMorgan Chase & Co - Analyst

Hi, everyone. Clint, I’m curious what type of balance sheet growth you expect from the combined franchise, right? If I look at Columbia standalone, it’s been pretty much a low single digit score the past couple of years, but you’re adding Pacific Premier now, which is in higher growth markets. So what level of balance sheet growth do envision the combined company to eventually generate?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

I think one of the things we’ll have to work through is this rundown in those transactional real estate portfolios. And so that’s both the multifamily, as well as the single-family resi book. I’ve said publicly that single-family resi was too big of a portion of our portfolio. By virtue of being a bigger bank that helps us kind of start to right size that it gets us about halfway to where we want to be, which is 10% or less of the book.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

So bottom line, loan growth will be muted some as those portfolios run off. I would say that, if we’re not on - would zero in on the C&I and the owner occupied real estate portfolios. And if we’re not growing at least the rate of double GDP, then I’ll be disappointed. So I guess if you have your crystal ball and you tell me what GDP is, then I can tell you in two years and three years what I would expect for loan growth. But right now, GDP is expected to be pretty muted, I’d say that translates into kind of low- to mid-single digits.

Anthony Elian - JPMorgan Chase & Co - Analyst

Okay, and then my follow-up for Steve, I’m curious why Pac Premier is not going at this alone, right? I mean, Clint outlined the attractiveness of Southern California in his prepared remarks, and I would just think that there’s already a ton of growth opportunities for you available given the number of banks that have exited that market in recent years? Thank you.

Steven Gardner - Pacific Premier Bancorp Inc - Chairman of the Board, President, Chief Executive Officer; Chief Executive Officer, Director of the Bank

Yeah, it’s a good question. I mean, it’s certainly one of the important areas that the Board has been considering for some time is that, what is the best use of the excess capital that we have in looking at organic growth, potentially doing some tactical things around the balance sheet and the wide. And ultimately, when we looked at it, and in particular, this opportunity, it was readily apparent that this was would accelerate the returns that we generate for our shareholders in a very significant fashion.

And I’ll maybe fall back on one of Clint’s comments earlier, certainly, get a hold of the S4 proxy registration statement and read through it. But really, it’s the reinvestment that we have here, is very attractive.

Anthony Elian - JPMorgan Chase & Co - Analyst

That’s great. Thank you.

Operator

Andrew Terrell, Stephens.

Andrew Terrell - Stephens Inc - Analyst

Hey, good afternoon. If I could just ask maybe for Ron on the margin, just from an organic standpoint, you had a big drop in the securities purchase accounting this quarter. I would assume that’s mostly due to rate volatility that we saw inter-quarter, but if I step that back up from here, it seems like you could pretty easily get above your margin guidance over the near term. And maybe wanted to get a sense of where the purchase accounting is going to go or where you’re expecting it to go? And then just your thoughts on the organic margin going forward.

Ronald Farnsworth - Columbia Banking System Inc - Chief Financial Officer & Executive Vice President

Yes, thanks. Great question on the bond portfolio. And it is interesting when you get a CPR that potentially is at zero, if not below. So it’s just a complete slowdown and prepays could be related to the overall volatility in the markets, and that, in essence, pushed out the discount accretion. IT didn’t go away, it just delayed the recognition over time.

So all else being equal, their stability then, yeah. We would see potentially some additional discount accretion back between the last couple quarters levels, which would help on that front. But if it continues, I’d expect that to be continued to be safe this depressed level for at least a couple quarters.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

Overall, though, back to the NIM question you know is really pleased with the results in Q1. And like I said, we did pay down the $590 million a wholesale later in the quarter. So we’ll see the benefit of that on them in Q2, But all else being equal, seasonally, historically, we’re usually weaker in the first half of Q2, tax time, et cetera, and it starts to build back up late in the second quarter.

Third quarter is always the best month. So overall, in terms of the NIM and the last couple quarters levels, it’s going to be subject to how deposits flow over that time period, and we’re able to continue to reduce wholesale.

Andrew Terrell - Stephens Inc - Analyst

Any change to - I think you guys, last quarter, I think we were talking about a margin in the range of 3.55% to 3.65%, trying to that level. Any refresh to that?

Ronald Farnsworth - Columbia Banking System Inc - Chief Financial Officer & Executive Vice President

This is what I just covered. Yeah. So, service and deposit flows over the coming couple quarters. If those are better, we’re able to wholesale seasonally as would show maybe in Q3. And that’s definitely potentially in the upper end of that range.

Andrew Terrell - Stephens Inc - Analyst

Understood. Okay, the rest of my word addressed and congrats to both parties on the deal.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Thank you.

Operator

Nick Holowko, UBS.

Nicholas Holowko - UBS - Analyst

Hi, thanks for taking my question. Clint, just thinking about the CRE concentration conversation and the tendency for that to drip lower on the other side of deals that you’ve done in the past, along with your increased focus on growing relationship type C&I lending. You as you were thinking about potential M&A activity, how did you weigh a deal of this nature versus potentially something that might have been more C&I focused that could accelerate your efforts, your growth efforts there?

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

I think Pac Premier is C&I focused, And I think it gets back to if you look at zero, back in on the comment that Chris Merrywell said earlier about the deposit composition and the pricing and the similarities. And so you look at the activities that the Pac Premier teams are engaged in today and they very much align with a lot of what we do across our footprint today.

So, the multifamily is work walk down position for Steve. And I’m sure we’ll chime in on what their focus has been. But I think that it’s similar to the multi-year kind of process I’ve talked about with what we’ll do with some of the legacy Umpqua portfolio of multifamily and single-family resi is it takes time to burn that stuff off your balance sheet.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

And I think a lot of this that Steve has came through the prior acquisition that he did. And that’s why I referenced the chart in his investor presentation where it shows over the years how they’ve walked that down. And I don’t know that maybe there’s one or two other franchises that would be similar in terms of what Pac Premier brings from a C&I perspective, but there’s nobody that brings the density and the core density in the LA and Southern California markets.

I mean, this is like such a natural fit that - I hate to index too much on the dots on the map, but when you go and you look at the slide deck and you see the complementary nature of our footprints, and where Steve has a little bit here in the Northwest, we have a little bit in Southern California, and together it just fits. So probably not the answer you’re looking for, but to me, I think this was the deal to do. I think it creates the most value long term for both sets of shareholders.

I’m not worried about the activities. What I want to do is make sure that we keep the great customers that Pacific Premier has and keep their talent. And as we say, our focus is keep our people, keep our customers, and drive value for the shareholders. And that’s what we’re going to be zeroing in on for the next 24 months.

Steven Gardner - Pacific Premier Bancorp Inc - Chairman of the Board, President, Chief Executive Officer; Chief Executive Officer, Director of the Bank

Yeah, Nick, this is Steve Gardner. You may not be familiar with our institution, but similar to Columbia over the years, when we do acquisitions, it typically does take our CRE ratio above 300%. It was well below that prior to the OPUS acquisition that we did in 2020 and took us up to 385%. We’ve been working that down, probably just given the nature of what had occurred through the pandemic.

And in the subsequent years, it’s coming down a bit more slowly than we have anticipated, but we are historically a C&I focused bank and you can really see that in spades through the deposit franchise.

Nicholas Holowko - UBS - Analyst

Understood, thank you both very much for that. And then maybe just one final question on the regulatory front. And just thinking from the perspective of the Umpqua deal not having been that far in the distant past, did you feel any sense of urgency to get a deal done in this more favorable regulatory backdrop that we’re in? Or did the stars just really align for the deal to come to fruition? Thank you both for your questions, for your answers again.

Clint Stein - Columbia Banking System Inc - President, Chief Executive Officer, Director

Yeah. I’m going say it’s the latter. The stars just aligned. I’ll go back to Steve and I are very experienced in M&A. And we know and understand the importance of developing a relationship with your counterparts at these different institutions, so that when the stars appear that they may be aligning, that there’s already a familiarity. And you can have good, candid, honest dialogue and determine if the timing is right.

So, you know, as I said earlier in the call, it’s been a couple of years that we’ve been talking and developing that relationship. And if it would have been that the stars aligned, I think we would have done this in 2026. If was 2027, we would have done it in 2027.

But the fact is that everything just kind of aligned. And now it’s as good of a time as any, and we believe that however you want to think about it, where we ended up from a go-forward pro forma ownership standpoint is kind of where we would have ended up, regardless of when we did the deal.

Andrew Terrell - Stephens Inc - Analyst

Understood, thank you and congrats on the deal.

APRIL 23, 2025 / 10:00PM, COLB.OQ - Q1 2025 Columbia Banking System Inc Earnings Call & PPBI Acquisition Announcement Call

Operator

Thank you. I share no further questions in the queue. At this time, I’d like to turn the conference back to Jacque Boland, Investor Relations Director for closing remarks.

Jacqui Boland - Columbia Banking System Inc - Investor Relations Director

Thank you, Dillam. Thank you for joining this afternoon’s call. Since we will not be hosting our traditional earnings call originally scheduled for tomorrow, please contact me if you have any questions or would like to schedule a follow-up discussion with members of management. Have a good rest of the day.

Operator

This concludes today’s conference call. Thank you for participating. You may now disconnect.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed business combination transaction between Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”) (the “Transaction”), the plans, objectives, expectations and intentions of Columbia and Pacific Premier, the expected timing of completion of the Transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “believe,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within Columbia’s or Pacific Premier’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the success, impact, and timing of Columbia’s and Pacific Premier’s respective business strategies, including market acceptance of any new products or services and Columbia’s and Pacific Premier’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Columbia and Pacific Premier are parties; the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain shareholder or stockholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in Columbia’s or Pacific Premier’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic Transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of Columbia and Pacific Premier promptly and successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of Columbia and Pacific Premier. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, which is on file with the Securities and Exchange Commission (the “SEC”) (available here) and available on Columbia’s investor relations website, www.columbiabankingsystem.com, under the heading “SEC Filings,” and in other documents Columbia files with the SEC, and in Pacific Premier’s Annual Report on Form 10-K for the year ended December  31, 2024, which is on file with the SEC (available here) and available on Pacific Premier’s website, www.investors.ppbi.com, under the heading “SEC Filings” and in other documents Pacific Premier files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Columbia nor Pacific Premier assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and Pacific Premier and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Columbia and Pacific Premier will be submitted to Columbia’s and Pacific Premier’s shareholders or stockholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders or stockholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, Columbia and Pacific Premier, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100 or to Pacific Premier Bancorp, Inc., Attention: Corporate Secretary, 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, (949) 864-8000.

PARTICIPANTS IN THE SOLICITATION

Columbia, Pacific Premier, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Columbia shareholders or Pacific Premier stockholders in connection with the Transaction under the rules of the SEC. Information regarding Columbia’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February  25, 2025 (available here); in the sections entitled “Board Structure and Compensation,” “Compensation Discussion and Analysis,” “Compensation Tables,” “Information about Executive Officers,” “Beneficial Ownership of Directors and Executive Officers” and “Certain Relationships and Related Transactions” in Columbia’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April  3, 2025 (available here); and other documents filed by Columbia with the SEC. Information regarding Pacific Premier’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Pacific Premier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February  28, 2025 (available here); in the sections entitled “Compensation of Non-Employee Directors,” “Security Ownership of Directors and Executive Officers,” “Certain Relationships and Related Transactions,” “Summary Compensation Table,” “Employment Agreements, Salary Continuation Plans, Severance, and Change-in-Control Payments,” and “Summary of Potential Termination Payments” in Pacific Premier’s definitive proxy statement relating to its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April  7, 2025 (available here); and other documents filed by Pacific Premier with the SEC. To the extent holdings of Columbia common stock by the directors and executive officers of Columbia or holdings of Pacific Premier common stock by directors and executive officers of Pacific Premier have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.